UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

78112T206

(CUSIP Number)

JEFFERSON GRAMM

BANDERA PARTNERS LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4583

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		258,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

258,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		258,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

258,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		258,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

258,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,444
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		258,256
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,444
	10	SHARED DISPOSITIVE POWER

258,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 78112T206

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 258,256 Shares owned directly by Bandera Master Fund is approximately $1,963,900, including brokerage commissions.

The 4,444 Shares beneficially owned by Mr. Gramm represent Shares acquired upon the vesting of certain Restricted Stock Units (“RSUs”) awarded to Mr. Gramm in his capacity as a director of the Issuer. Mr. Gramm also owns 1,010 unvested RSUs.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 2,446,652 Shares outstanding as of April 30, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

As of the date hereof, Bandera Master Fund directly held 258,256 Shares, constituting approximately 10.6% of the Shares outstanding.

As of the date hereof, Mr. Gramm directly beneficially owned 4,444 Shares, constituting less than 1% of the Shares outstanding.

By virtue of their respective relationships with Bandera Master Fund as discussed in further detail in Item 2 of the Schedule 13D, each of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to beneficially own the 258,256 Shares directly held by Bandera Master Fund, constituting approximately 10.6% of the Shares outstanding, and, together with the 4,444 Shares he directly beneficially owns, Mr. Gramm may be deemed to beneficially own an aggregate of 262,700 Shares, constituting approximately 10.7% of the Shares outstanding.

(c)       Except as otherwise disclosed herein, there have been no transactions in the securities of the Issuer during the past sixty days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 1, 2022, the Issuer and Janel Corporation, a Nevada corporation (the “Purchaser”) entered into a Stock Purchase and Sale Agreement (the “Purchase Agreement”) under which the Purchaser will commence a cash tender offer (the “Offer”) to purchase up to 45.0% of the issued and outstanding Shares, at a price per Share of $20.00, subject to the terms and conditions set forth in the Purchase Agreement. The transaction has been approved by the board of directors of both the Purchaser and the Board of Directors of the Issuer (the “Board”). The Purchase Agreement calls for the Offer to commence within ten business days after the date of the Purchase Agreement and have an initial expiration date of 20 business days following the commencement date of the Offer, which expiration date may be extended by the Purchaser without the consent of the Issuer under certain circumstances.

6

CUSIP No. 78112T206

Under the terms of the Purchase Agreement, the Purchaser’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Purchase Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents at least 35.0% of the Shares issued and outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the absence of a Purchaser Material Adverse Effect (as defined the Purchase Agreement), (iii) the purchase of the Shares pursuant to the Offer would not result, and not be reasonably likely to result, in a reduction or impairment of the net operating losses of the Issuer under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and (iv) other conditions set forth in the Purchase Agreement. The Purchase Agreement contains customary representations and warranties from both the Purchaser and the Issuer, and the Issuer agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Purchase Agreement and the closing of the Offer. None of the Reporting Persons are a party to the Purchase Agreement. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Concurrently with the execution of the Purchase Agreement, Bandera Master Fund entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”), with the Purchaser and the Issuer. The Purchaser has not paid any consideration in connection with the execution and delivery of the Tender and Voting Agreement. The Tender and Voting Agreement was entered into as a condition and inducement to the willingness of the Purchaser to enter into the Purchase Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the Tender and Voting Agreement, Bandera Master Fund agreed to validly tender to the Purchaser pursuant to and in accordance with the terms of the Offer, the 258,256 Shares beneficially owned by Bandera Master Fund on the date of the Tender and Voting Agreement (the “Existing Shares”), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares from the Offer. If Bandera Master Fund acquires beneficial ownership of any additional outstanding Shares after the date of the Tender and Voting Agreement and prior to the termination of the Tender and Voting Agreement (together with the Existing Shares, the “TO Shares”), Bander Master Fund agreed to validly tender such TO Shares to the Purchaser in accordance with the Offer, and in any event prior to the expiration date of the Offer, subject to proration for tenders by other stockholders. Bandera Master Fund agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement or the Offer is terminated or otherwise terminates in accordance with its terms, except under certain limited circumstances.

In addition, during the term of the Tender and Voting Agreement, Bandera Master Fund irrevocably agreed to vote the TO Shares at any meeting of the holders of the Issuer’s Shares, or in connection with any written consent of the holders of the Issuer’s Shares: (i) in favor of approving the transactions contemplated by the Purchase Agreement and the Tender and Voting Agreement and any actions required in furtherance thereof (the “Transactions”); and (ii) against the following actions, agreements or transactions (other than the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Issuer or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board, (2) any change in the present capitalization of the Issuer or any amendment of the organizational documents of the Issuer, (3) any other material change in the Issuer’s corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Transactions contemplated by the Tender and Voting Agreement and the Purchase Agreement. Concurrently with the execution of the Tender and Voting Agreement, the Issuer entered into substantially similar tender and voting agreements with each of Aldebaran Capital, LLC, Sententia Capital Management LLC and Poplar Point Capital Management, LLC. The foregoing summary of the Tender and Voting Agreement is qualified in its entirety by reference to the Tender and Voting Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

7

CUSIP No. 78112T206

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Purchase and Sale Agreement, dated July 1, 2022 (incorporated by reference to Ex. 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 5, 2022).
99.2	Tender and Voting Agreement, dated July 1, 2022 (incorporated by reference to Ex. 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 5, 2022).
8

CUSIP No. 78112T206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2022	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

9